 Exhibit 99.2

Spreadtrum Communications Declares Quarterly Cash Dividend

SHANGHAI, June 29, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that its Board of Directors (the "Board") has approved a quarterly cash dividend of US$0.05 per American Depositary Share or approximately US$0.0167 per Ordinary Share (each American Depositary Share represents three Ordinary Shares). The first quarterly dividend will be payable on July 26, 2011 to holders of record of Ordinary Shares (which includes holders of American Depositary Shares) as of the close of business on July 11, 2011.  This dividend represents a quarterly payout of approximately $2.45 million in aggregate.  The payment of any future quarterly dividends will be at the discretion of the Board and will be dependent upon Spreadtrum's financial position, results of operations, available cash, cash flow, capital requirements and other factors deemed relevant by the Board.

About Spreadtrum Communications

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.